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                                 EXHIBIT TO S-4
                             REGISTRATION STATEMENT
                                  EXHIBIT 99.A


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                  (UNITED FINANCIAL BANCORP, INC. LETTERHEAD)



Dear Shareholders:

You are cordially invited to attend a Special Meeting of Shareholders of United Financial Bancorp, Inc. ("United"), to be held at the main office of United at Beckes Student Union on the campus of Vincennes University, North Second Street, Vincennes, Indiana, on ______________, 1995 at _______ local time.

The purpose of the meeting is to consider and vote upon approval of an Agreement and Plan of Merger dated December 28, 1994, by and between United and National City Bancshares, Inc., Evansville, Indiana. If the proposed transaction is consummated, shares of United Common Stock will be converted into shares of National City Bancshares, Inc. Common Stock as described in the accompanying Prospectus-Proxy Statement. After completion of the transaction United Federal Savings Bank of Vincennes would operate as a wholly owned subsidiary of National City Bancshares, Inc.

Your Board of Directors believes that the proposed transaction is in the best interests of United and its shareholders and has unanimously approved the proposed Agreement. Attached are a Notice of the meeting and a Proxy Statement-Prospectus containing information about the proposed transaction and National City Bancshares, Inc. Whether or not you plan to attend the meeting, please mark, sign, date and promptly return the enclosed proxy.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED MERGER.


Very truly yours,